                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of October, 2002

                               Soft Care EC Inc.
                (Translation of registrant's name into English)

                            210-889 Harbourside Drive
                               North Vancouver, BC
                                     V7P 3S1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F.[.X]... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No [X].....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated October 9, 2002

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  SoftCare EC Inc.
                                                  (Registrant)

                                                  By: "Martyn Armstrong"
                                                      ------------------
                                                      President and CEO




Date: 17 September 2002


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                                                       Shares Issued: 23,243,617
                                                       Fully Diluted: 28,759,947
                                                               Symbols: SCE-TSXV
                                                                       SFCEF-OTC
                                                                        NR-02-13



         SOFTCARE PROPOSES NAME CHANGE AND SHARE CAPITAL CONSOLIDATION
         -------------------------------------------------------------

NORTH VANCOUVER, BRITISH COLUMBIA, OCTOBER 9, 2002 - SoftCare EC Inc. (TSXV:SCE, OTC:SFCEF), www.softcare.com . Wayne Zielke, CFO, reports that the Company will, at its upcoming Annual General Meeting to be held November 5, 2002, put before the shareholders of the Company a resolution proposing a change of the Company's name from SoftCare EC Inc. to SoftCare EC International Inc. Additionally, a resolution will be presented to the shareholders proposing a consolidation of the company's share capital on the basis of a maximum of 10 (old) shares for 1
(new) share. There are presently 23,243,617 common shares of the company issued and outstanding. Following the maximum consolidation, there will be 2,324,362 common shares issued and outstanding. Details concerning the proposed name change and share consolidation are contained in the Company's Information Circular in respect of the Annual General Meeting.

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.


On behalf of the Board of Directors,


/s/ Wayne Zielke
--------------------------
Wayne Zielke
CFO


FOR MORE INFORMATION CONTACT:
Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com

The foregoing contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements may be identified by such forward-looking terminology as "expect," "believe," "may," "will," "intend," "plan," and similar statements or variations. Such forward-looking statements are based on our current estimates and assumptions and involve certain significant risks and uncertainties, including: risks associated with and dependence on the industry subject matter of the information; fluctuations in quarterly revenues due to lengthy selling cycles, product implementation cycles, customer budget cycles, and timing of revenue recognition; dependence on major customers; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; retention of key senior managers; and other industry related factors. Other important factors that should be considered are included in the company's 20F (November 28, 2001) and 6Ks and other reports filed with the SEC and on SEDAR. Actual results may differ materially. The company assumes no obligation for updating any such forward-looking statements.